Exhibit 17.1

April 12, 2023

Bravo Multinational Incorporated

2020 General Booth Blvd, Unit 230

Virginia Beach, VA 23454

RE: Resignation

Dear Board of Directors:

I, Merle Ferguson, hereby submit to Bravo Multinational, Inc. my resignation as Bravo Multinational, Inc. Chairman, President, and Chief Executive Officer as well as any other office I may hold with the Company. My resignation is not because of any disagreements with the Company or any of it professional service providers. My decision is personal and not a business matter. This resignation is to become effective automatically ten (10) days after the Company files and mails to its shareholders a Schedule 14f, Information Statement respecting a change in control of the Company's board of directors.

With warmest regards,

/s/ Merle Ferguson

     Merle Ferguson